EXHIBIT 99.1

July 4, 2011
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Acquisition of Verigy Closed

We refer to the press release "Acquisition of Shares of Verigy Ltd. (Whereby Verigy Ltd. is to Become a Wholly Owned Subsidiary of Advantest Corporation)" issued on March 28, 2011.

The proposed acquisition of Verigy Ltd. ("Verigy") by Advantest Corporation ("Advantest") by means of the scheme of arrangement was approved by the Singapore High Court and the court order has been registered with the Accounting and Corporate Regulatory Authority of Singapore as of July 4.

The process for the scheme of the arrangement is now complete and accordingly Verigy has become a wholly-owned subsidiary of Advantest.